UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For April 3, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

ONGOING INDUSTRIAL ACTION AT KUSASALETHU
Labour court grants interdict – employees to return to work

Johannesburg, Monday. 3 April 2017: Harmony Gold Mining Company Limited (“Harmony”) advises that unprotected industrial action at Kusasalethu has continued, despite various labour agreements reached with the Association of Mineworkers and Construction Union (AMCU). As a result, Harmony approached the Labour Court of South Africa on Friday, 31 March 2017, to obtain an interdict – which was granted - declaring ongoing industrial action at Kusasalethu led by AMCU to be unprotected, and requiring employees to return to work.

Harmony and recognised unions – including AMCU - have entered into various labour agreements since 2013. Despite reaching these agreements, AMCU and its members have since the beginning of 2017 continued to disrupt operations, threatening the safety of Harmony’s employees and impacting negatively on production. AMCU and its members have ignored the court order granted on Friday, with no employees reporting for work over the weekend or today. An ultimatum has now been issued to Kusasalethu employees to return to work tomorrow night, failing which they may be subject to disciplinary action.

These actions have had significant implications to the viability of Kusasalethu. Approximately 7 to 10 days of gold production have been lost since the 21st of March 2017 to date, at a rate of 15kg of gold production per day. Security measures at the mine have been increased to address complaints of intimidation and potential violence.

“Continuing with unprotected industrial action poses a real threat to the continued viability of the Kusasalethu mine. Given the history of this mine and the serious impact that continued production interruptions could have on the lives of our employees and their families, we call on AMCU to show responsible leadership. We urge employees at Kusasalethu to return to work,” said Peter Steenkamp, CEO of Harmony.
Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

3 April 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 3, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director